Exhibit 99.3

10

19

2013

Wipro Limited

CONSOLIDATED AUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2012

( in millions, except share and per share data, unless otherwise stated)

Quarter Ended Nine Months Ended Year ended

Particulars December 31, 2012 September 30, 2012 December 31, 2011 December 31, 2012 December 31, 2011 March 31, 2012

1 Income from operations

a) Net Sales/income from operations (net of excise duty) 109,891 106,203 99,651 322,291 275,680 374,044

b) Other operating income - - - - - -

Total income from operations (net) 109,891 106,203 99,651 322,291 275,680 374,044

2 Expenses

a) Cost of materials consumed 5,297 5,731 4,194 16,892 12,345 20,159

b) Purchase of stock-in-trade 9,682 9,284 11,051 28,302 31,607 37,657

c) (Increase)/Decrease in inventories of finished stock, work-in-progress and stock in process 835 (620) (275) (200) (353) 118

d) Employee compensation 47,171 45,989 40,269 138,188 113,502 154,066

e) Depreciation and amortisation expense 2,722 2,795 2,604 8,221 7,460 10,129

f) Sub contracting/technical fees/third party application 9,133 9,187 9,517 27,366 24,706 34,210

g) Other expenditure 15,592 15,250 15,052 46,754 39,344 53,692

Total expense 90,432 87,616 82,412 265,523 228,611 310,031

3 Profit from operations before other income, finance costs and exceptional items (1-2) 19,459 18,587 17,239 56,768 47,069 64,013

4 Other Income 3,224 3,234 2,149 9,149 6,454 8,895

5 Profit from ordinary activities before finance costs and exceptional items (3+4) 22,683 21,821 19,388 65,917 53,523 72,908

6 Finance Cost 516 537 1,017 2,420 3,027 3,491

7 Profit from ordinary activities after finance costs but before exceptional items (5-6) 22,167 21,284 18,371 63,497 50,496 69,417

8 Exceptional items - - - - - -

9 Profit from ordinary activities before tax (7+8) 22,167 21,284 18,371 63,497 50,496 69,417

10 Tax expense 4,848 5,079 3,810 13,972 9,748 13,763

11 Net profit from ordinary activities after tax (9-10) 17,319 16,205 14,561 49,525 40,748 55,654

12 Extraordinary items (net of tax expense) - - - - - -

13 Net profit for the period (11-12) 17,319 16,205 14,561 49,525 40,748 55,654

14 Share in earnings of associates (65) (35) 117 (203) 326 333

15 Minority interest (90) (64) (114) (251) (153) (257)

16 Net profit after taxes, minority interest and share of profit of associates (13+14+15) 17,164 16,106 14,564 49,071 40,921 55,730

17 Paid up equity share capital (Face value 2 per share) 4,925 4,923 4,916 4,925 4,916 4,917

18 Reserves excludaing revaluation reserves as per balance sheet of previous accounting year 280,397

19 EARNINGS PER SHARE (EPS)

Before extraordinary items

Basic (in ) 7.00 6.57 5.94 20.02 16.71 22.76

Diluted (in ) 6.98 6.55 5.93 19.97 16.67 22.69

After extraordinary items

Basic (in ) 7.00 6.57 5.94 20.02 16.71 22.76

Diluted (in ) 6.98 6.55 5.93 19.97 16.67 22.69

20 Public shareholding(1)

Number of shares 491,988,307 491,618,005 470,623,574 491,988,307 470,623,574 488,910,535

Percentage of holding 19.98% 19.97% 19.15% 19.98% 19.15% 19.88%

21 Promoters and promoter group shareholding

a) Pledged/Encumbered

- Number of shares Nil Nil Nil Nil Nil Nil

- Percentage of shares (as a % of the total shareholding of promoter and promoter group) Nil Nil Nil Nil Nil Nil

- Percentage of shares (as a % of the total share capital of the company) Nil Nil Nil Nil Nil Nil

b) Non-encumbered

- Number of shares(2) 1,927,880,883 1,927,880,883 1,945,693,763 1,927,880,883 1,945,693,763 1,927,880,883

- Percentage of shares (as a % of the total shareholding of promoter and promoter group) 100% 100% 100% 100% 100% 100%

- Percentage of shares (as a % of the total share capital of the company) 78.29% 78.31% 79.15% 78.29% 79.17% 78.41%

(1) Public shareholding as defined under clause 40A of the listing agreement (excludes shares beneficially held by promoters and holders of American Depository Receipt).

(2) Includes 206,030,453 (March 31, 2012: 206,030,453; September 30, 2012: 206,030,453; December 30, 2011: 10,843,333) equity shares on which Promoter does not have beneficiary interest.

Status of redressal of Complaints received for the period October 01, 2012 to December 31, 2012

Sl. No.

Nature of the complaint Nature Opening balance 01.10.2012 Complaints received during the quarter Total Complaints disposed during the quarter Unresolved

1 Non-Receipt of Securities Complaint - 1 1 1 -

2 Non Receipt of Annual Reports Complaint - 8 8 8 -

3 Correction / Duplicate/ Revalidation of dividend warrants Request - 160 160 160 -

4 SEBI/Stock Exchange Complaints Complaint - - - - -

5 Non Receipt of Dividend warrants Complaint - 27 27 27 -

TOTAL - 196 196 196 -

Note: There are certain pending cases relating to disputes over title to shares in which the company has been made a party. However these cases are not material in nature.

1. The condensed consolidated interim financial results of the Company for the quarter and nine months ended December 31, 2012 have been approved by the directors of the Company at its meeting held on January 18, 2013. The statutory auditors have expressed an unqualified audit opinion.

2. The above interim financial results have been prepared from the condensed consolidated interim financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3. The condensed consolidated interim financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:-

a. Derivative financial instruments; and

b. Available-for-sale financial assets.

4. The condensed consolidated interim financial statements incorporate the financial statements of the Parent Company, entities controlled by the Parent Company (its subsidiaries) and also includes financial results of equity accounted investee. Control is achieved where a company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. All intra-company balances, transactions, income and expenses including unrealized income or expenses are eliminated in full on consolidation.

5. The total revenue represent the aggregate revenue and includes foreign exchange gains / (losses), net and is net of excise duty amounting to 355, 363 and 320 for the quarter ended December 31, 2012, September 30, 2012 and December 31, 2011, respectively and 1,052 and 877 for the nine months ended December 31, 2012 and 2011, respectively and 1,205 for the year ended March 31, 2012.

6. Derivatives: The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investments in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investments in foreign operations. The counter party in these derivative instruments is a bank and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

(In millions)

As at December 31, 2012 As at March 31, 2012

Designated derivative instruments

Sell $702 $1,081

£50 £4

¥310 ¥1,474

€120 €17

AUD2 AUD-

Net investment hedges in foreign operations

Cross-currency swaps ¥24,511 ¥24,511

Others $262 $262

€40 €40

Non designated derivative instruments

Sell $894 $841

£68 £58

€43 €44

AUD45 AUD31

Buy $635 $555

¥425 ¥1,997

Cross currency swaps ¥7,000 ¥7,000

7. The list of subsidiaries is included in the condensed consolidated financial statements of Wipro Limited and subsidiaries for the quarter and year ended December 31, 2012, are available on our company website www.wipro.com

8. Business Combination

(i) During the nine month period, the Company has acquired Promax Holding Pty Ltd, Australia and its subsidiaries for a consideration of approximately AUD 32 million. For the purpose of these financial statements, the Company has carried out purchase price allocation of the purchase consideration to identifiable assets and liabilities acquired.

(ii) On December 8, 2012, the Company entered into a definitive agreement to acquire 100% shareholding of the L. D. Waxsons Group, a Singapore based Fast Moving Consumer Goods (FMCG) company. The acquisition was completed on January 7, 2013 (“acquisition date”). The Company is in the process of allocating the purchase consideration to identifiable assets and liabilities and therefore it is impracticable to provide the other disclosures as required under IFRS 3, (2008) “Business Combinations” as of the date of the financial statement for the period ended December 31, 2012.

9. Segment Information: The Company is currently organized by segments, which includes IT Services (comprising of IT Services and BPO Services), IT Products, Consumer Care and Lighting and ‘Others’.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, Operating Segments. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. The management believes that return on capital employed is considered appropriate for evaluating the performance of its operating segments. Return on capital employed is calculated as operating income divided by the average of the capital employed at the beginning and at the end of the period. Capital employed includes total assets of the respective segments (except cash and cash equivalents, available for sale investments and inter-corporate deposits amounting to 166,913, 128,037 and 109,934 as of December 31, 2012, March 31, 2012 and December 31, 2011, respectively, which is included under Reconciling items) less all liabilities, excluding loans and borrowings.

Information on reportable segments is as follows:

Quarter Ended Nine Months Ended Year Ended

Particulars December 31, 2012 September 30, 2012 December 31, 2011 December 31, 2012 December 31, 2011 March 31, 2012

1. Segment Revenue

- IT Services 86,018 83,732 76,076 252,893 208,417 284,313

- IT Products 9,969 8,990 9,000 28,492 29,066 38,436

Total IT Services and Products 95,987 92,722 85,076 281,385 237,483 322,749

Consumer Care and Lighting 10,281 10,075 8,787 30,154 24,334 33,401

Others 3,727 3,778 5,760 11,392 14,277 18,565

Reconciling items 251 (9) 349 412 463 534

Net Revenues from Operations 110,246 106,566 99,972 323,343 276,557 375,249

2. Segment Operating Income

- IT Services 17,917 17,305 15,828 52,665 43,536 59,265

- IT Products 239 272 475 722 1,349 1,787

Total IT Services and Products 18,156 17,577 16,303 53,387 44,885 61,052

Consumer Care and Lighting 1,402 1,134 1,045 3,675 2,822 3,956

Others 36 180 70 313 75 110

Reconciling items (135) (304) (179) (607) (713) (1,105)

Total Segment Operating Income 19,459 18,587 17,239 56,768 47,069 64,013

Finance expense (516) (537) (1,017) (2,420) (3,027) (3,491)

Finance and other income 3,224 3,234 2,149 9,149 6,454 8,895

Share of profts of equity accounted investees (65) (35) 117 (203) 326 333

Profit before tax 22,102 21,249 18,488 63,294 50,822 69,750

Income tax expense (4,848) (5,079) (3,810) (13,972) (9,748) (13,763)

Profit for the period 17,254 16,170 14,678 49,322 41,074 55,987

3. Average Capital Employed

IT Services and Products 160,238 161,248 151,380 156,286 140,794 139,843

Consumer Care and Lighting 24,674 24,031 22,372 23,922 22,010 21,798

Others 11,865 11,840 10,807 11,762 9,245 9,398

Reconciling items 186,135 173,183 139,538 177,571 141,447 148,110

Total Capital Employed 382,912 370,302 324,097 369,541 313,496 319,149

4. Return on Capital Employed

IT Services and Products 45% 44% 43% 46% 43% 44%

Consumer Care and Lighting 23% 19% 19% 20% 17% 18%

Others 1% 6% 3% 4% 1% 1%

Total 20% 20% 21% 20% 20% 20%

The Company has four geographic segments: India, the United States, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows

Quarter ended

Nine months ended

Year ended

December 31, 2012

September 30, 2012

December 31, 2011

December 31, 2012

December 31, 2011

March 31, 2012

India

20,714

19,246

20,889

59,379

60,359

80,135

United States

43,427

43,536

40,460

129,789

107,850

148,160

Europe

27,339

25,418

23,776

78,542

63,747

87,186

Rest of the world

18,946

18,366

14,847

55,633

44,601

59,768

Total

110,246

106,566

99,972

323,343

276,557

375,249

No client individually accounted for more than 10% of the revenues during the quarter ended December 31, 2012, September 30, 2012 and December 31, 2011, nine months ended December 31, 2012 and 2011 and year ended March 31, 2012.

Notes:

a) The company has the following reportable segments:

i) IT Services: The IT Services segment provides IT and IT enabled services to customers. Key service offering includes software application development, application maintenance, research and development services for hardware and software design, data center outsourcing services and business process outsourcing services.

ii) IT Products: The IT Products segment sells a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. The Company is also a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

iii) Consumer Care and Lighting: The Consumer Care and Lighting segment manufactures, distributes and sells personal care products, baby care products, lighting products and hydrogenated cooking oils in the Indian and Asian markets.

iv) The Others’ segment consists of business segments that do not meet the requirements individually for a reportable segment as defined in IFRS 8.

v) Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under IFRS 8, and elimination of inter-segment transactions have been considered as ‘reconciling items’.

b) Revenues include excise duty of 355, 363 and 320 for the quarter ended December 31, 2012, September 30, 2012 and December 31, 2011 respectively, 1,052 and 877 for the nine months ended December 31, 2012 and 2011 respectively and 1,205 for the year ended March 31, 2012. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty is reported in reconciling items.

c) For the purpose of segment reporting, the Company has included the impact of ‘foreign exchange gains / (losses), net in revenues (which are reported as a part of operating profit in the statement of income).

d) For evaluating performance of the individual business segments, stock compensation expense is allocated on the basis of straight line amortization. The incremental impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual business segments is reported in reconciling items.

e) For evaluating the performance of the individual business segments, amortization of intangibles acquired through business combinations are reported in reconciling items.

f) For evaluating the performance of the individual business segments, loss on disposal of subsidiaries are reported in reconciling items.

g) The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payments terms. Accordingly, such receivables are reflected in capital employed in reconciling items. As of December 31, 2012, September 30, 2012 and December 31, 2011, capital employed in reconciling items includes 13,250, 13,862, and 14,364, respectively, of such receivables on extended collection terms. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

h) Operating income of segments is after recognition of stock compensation expense arising from the grant of options:

Segments

Quarter ended

Nine months ended

Year ended

December 31, 2012

September 30, 2012

December 31, 2011

December 31, 2012

December 31, 2011

March 31, 2012

IT Services

255

184

200

508

667

871

IT Products

14

11

13

31

49

62

Consumer Care and Lighting

24

21

22

70

67

89

Others

7

11

7

24

22

26

Reconciling items

(56)

(122)

7

(235)

(105)

(99)

Total

244

105

249

398

700

949

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

10. Stand-alone information (Audited)

Quarter ended

Nine months ended

Year ended

Segments

December 31, 2012

September 30, 2012

December 31, 2011

December 31, 2012

December 31, 2011

March 31, 2012

Income from Operations (Net)

93,626

90,820

84,533

273,771

236,114

320,536

Profit before tax

19,106

21,962

14,016

56,422

41,995

59,186

Profit after tax

14,830

17,193

10,639

43,602

33,337

46,851

11. The Company has granted 4,915,150, Nil and 10,000 options under RSU Options Plan during the quarter ended December 31, 2012, September 30, 2012, December 31, 2011, respectively and 4,915,150 options 40,000 options under RSU Plan during the nine months ended December 31, 2012 and 2011, respectively and 40,000 options under RSU Plan during the year ended March 31 2012.

12. Note on Demerger

On November 1, 2012, the Board of Directors’ of the Company approved a scheme of demerger effective April 1, 2012 (‘Scheme’) to demerge the consumer care and lighting, infrastructure engineering businesses and other non IT business of the Company (collectively, the “Diversified Business”). The Scheme was further approved by shareholders and creditors in their meeting held on December 28, 2012 and January 4, 2013. The Scheme envisages the transfer of the Diversified Business to a “Resulting Company” whose equity shares are not listed in any stock exchange in India or abroad. The Resulting Company, at the option of the shareholder, issues either its equity or redeemable preference shares in consideration of the demerger to each shareholder of the Company on a proportionate basis. The Scheme also provides an option for the public shareholders to exchange equity shares of the Resulting Company for the listed shares in the Company held by the promoter group. The Scheme will become effective only after the sanction of the Honorable High Court and filing of the certified copy of the same with the Registrar of Companies.

13. Dividend:

On January 18, 2013, the Board of Directors of the Company declared an interim dividend of 2 ($0.04) per equity share and ADR (100% on an equity share of par value of 2).

Place: Bangalore.

Date: January 18, 2013

By order of the board, For, Wipro Limited Azim H Premji Chairman

WIPRO LIMITED

Regd. Office: Doddakannelli, Sarjapur Road, Bangalore - 560 035. www.wipro.com

WIPRO Applying Thought

R K SWAMY BBDO 2279

IN THE COURT OF THE XXIV ADDITIONAL CITY CIVIL JUDGE AT BANGALORE

O.S.No. 2660/2009 (CCH-6)

BETWEEN: Mohammed Ajaz,

S/o. Late. Abdul Mannan, Aged about 46 years, Residing at No. 2/B, 2nd Floor, 5th Cross, L.B.F. Road, Doddamavalli,Bangalore - 560 002. ... Plaintiff

AND:Mukhtar Pasha ... Defendant NOTICE TO DEFENDANT Mukhatar Pasha,S/o. Shri. Pyarejan Aged about 32 years,Residing at No. 23/26, 9th Main, New Guruappana Palya, Bannerghatta Road, Bangalore - 560 029. Whereas the plaintiff has instituted the above suit against the defendant. The same was decreed on 23-05-2011. Thereafter the plaintiff has filed an application under order 152 of Code of Civil Procedure 1908. The defendant evading to receive the summons. Hence you are hereby warned to appear before the Hon’ble Court either by person or through your authorized agent to answer the application on 19-02-2013 at 11 a.m., If you fail to appear on the said date, the application will be heard and necessary orders will be passed in your absence.

Given under my hand and the seal of the Court on this the 17th day of January 2013.

BY ORDER OF THE COURT Sd/- Assistant Registrar City Civil Court, Bangalore. N.M. Sanaulla, M.com,LL.B., PGDCL Advocate,

No.199/11, 2nd Block, Jayanagar, Bangalore - 560004.

IN THE HIGH COURT OF KARNATAKA AT BANGALORE WRIT PETITION No. 9472/2008 (LR-)

Petitioner : Basavaiah S/o Hirannaiah,

Aged about 75 years, Agriculturist,

R/o Hanike Village, Madihalli Hobli,

Belur Taluk, Hassan District.

By Sri B. Rudragowda, Adv., V/s Respondents :

The Special Land Acquisition Officer (HRP) Rehabilitation, Hassan and Authorised Officer, Land Tribunal, Belur, Hassan District, And Others.

Whereas the above named Basavaiah has preferred I.A. Nos. 2/2008 and 3/2008 as in the copy annexed hereunto, praying this court to

I.A.Nos. 2/2008 and 3/2008 for impleading applications as R-7 to R-10.

Notice is hereby given to you to appear in this Court in person or through an advocate or through someone duly authorised to act for you in this matter on 28th Day of January 2013 to show cause why the application should not be allowed. If you fail to appear, the application will be dealt with, heard and decided in your absence.

Issued under my hand and the seal of this court on Friday The 11th day of January 2013.

By Order of the Court Assistant Registrar

To: Imp, R-7 to R-9

R-7 Sri H.K. Madhavamurthy,

R-8 Sri H.G. Madhusudhan,

R-9 Sri H.G. Jagannath, All are Majors

R/at No.566, 43rd Cross, 8th Block, Jayanagar, Bangalore-560 011.

IN THE COURT OF THE CITY CIVIL JUDGE AT B’LORE CCH No.43 O.S. No. 3550 of 2012

M/s. CANARA BANK

LALBAGH WEST BR, BANGALORE-4. V/s. ....PLAINTIFF

M/s. INDOVOLGA ENTERPRISES & OTHERS ....DEFENDANTS

SUIT SUMMONS TO DEFENDANT No. 2 UNDER ORDER V, RULE 20(1-A) OF CPC

Deft. No.2 : Sri V. DARSHAN

Major, S/o. Sri P. Venkatesh, Working as Commercial Tax Officer, R/a. No. 18, Bhanashankaramma Street, Doddamavalli, Bangalore-560 004. Whereas the Plaintiff has instituted the above suit against you for the recovery of Rs.3,12,961/-together with Court Costs and interest @ 16.25% p.a. compounded monthly from the date of suit i.e. 23-5-2012 to till the date of realization. Therefore, you are hereby summoned to appear before this Hon’ble Court either in person or by a pleader on 22nd day of February 2013 at 11-00 a.m. to answer the claim of the Plaintiff, failing which the suit will be disposed of ex-parte against you.

Given under my hand and the seal of the court this the 17th day of January 2013.

Advocate for the Plaintiff

SOMANATH KOTE

No.32/1, 1st Floor

Sirur Park Road,

Seshadripuram,

Bangalore-560020.

By Order of the Court

Asst. Registrar

City Civil Court,

B’lore-9

IN THE COURT OF THE 1ST ADDITIONAL SENIOR CIVIL JUDGE AT BANGALORE RURAL DISTRICT. P & S.c. No. 8 of 2012 Petitioner : Sri. Anand P., S/o. Pillabbaiah, aged about 47 years, R/o. Samethanahalli Village, Anugondanahalli Hobli, Hoskote Taluk. -V/s-

Respondent: NIL: PUBLIC NOTICE

WHEREAS the petitioner named above has filed the above case seeking probate of the will dated 6-12-2003 executed by the deceased Pillabbaiah son of late Sri. Narayanappa, residing at Samathenahalli Village, Anugondanahalli Hobli, Hoskote Taluk, Bangalore District, in favour of the petitioner above named in respect of the land bearing House No. 42, Junjar No. 207 measuring East to West : 40 feet, North to South : 30 feet, situated at Anugondanahalli Hobli, is morefully described in the schedule hereunder section 276 of the Indian Succession Act, 1925, as such any person interested to lay any claim other than the names mentioned above may appear before the court in person or through authorised agent and able to answer all material questions relating to the petition on 16-2-2013 at 11 O’ clock in the forenoon answer the claim and the day fixed for your appearance for the final disposal of the petition.

Take notice that if there is no objection whatsoever, received or file on the day fixed as above, the petition will be heard and determined exparte.

SCHEDULE

Residential House No. 42, Junjar No. 207, measuring East to West:40 feet, North to South : 30 feet, situated at Samethanahalli Village, Anugondanahalli Hobli, Hoskote Taluk, bounded on the: East by: Property No. 41, West by: Property No. 43, North by: Nanjappa Property, South by:Road.

Given under my hand and seal of this court on 5th day of January 2013.

By order of the Court, Chief Ministerial Officer, Senior Civil Judge’s Court, Bangalore Rural District, Bangalore.

IN THE COURT OF THE PRINICIPAL SENIOR CIVIL JUDGE, BANGALORE RURAL DISTRICT BANGALORE O.S. 689 / 2001

Plaintiff: Sri N.Thimma Reddy,

S/o Late Sri.Nagappa, Aged about 60 Years, Villasandra Village, Begur, Hobli,

Bangalore South Taluk. -V/s-

Defendants: Sri. Rama Reddy.

4. Sri.K.Shanmuga Sundaram,

S/o Sri.Kandaswamy, Aged about 44 years, No.11, H.Siddaiah Road, 3rd Cross, Bangalore-560027.

5. Sri Varadaraj, S/o Sri Kandaswamy,

Aged about 39 Years, No.11, H.Siddaiah Road, 3rd Cross, Bangalore-560027.

PAPER PUBLICATION DRAFT Defendant-4: Sri .K.Shanumuga Sundaram, S/o Sri Kandaswamy, Aged about 44 Years, No.11, H.Siddaiah Road, 3rd Cross, Bangalore -560027.

Defendant-5: Sri.Varadaraj,

S/o Sri Kandaswamy, Aged about 39 Years, No.11, H.Siddaiah Road, 3rd Cross,

Bangalore-560027.

THE MEMBERS TO THE JOINT FAMILY

Whereas:- The plaintiff has filed the above suit for the relief of partition and separate possession against you.

You are hereby summoned to appear on 15-2-2013 at 11.00 am Before the Hon’ble senior Civil Judge, 2nd Floor, City Civil Court, at Bangalore, in person or through duly instructed Advocate, failing which the, matter will be decided Ex-Party.

Given under my hand and seal of this Court on this the 17th day of January 2013.

BY ORDER OF THE COURT, Chief Ministerial Officer,

Senior Civil Judge Court,

Bangalore Rural Dist, Bangalore. Advocate for Defendants-2, C.H.Ramachandra Reddy, Advocate.

IN THE COURT OF THE CITY CIVIL JUDGE AT BANGALORE P & S.C.No. 267 / 2012

BETWENN: 1.Smt.Rathnamani @ Rathnamma,

W/o. Late. Venkatesha Raj Urs, Aged about 40 years,

2. Smt. Rukmammanni

W/o. Late. Dalapathi Raj Urs, Aged about 70 years, Both are residing at No.2, Sheshadri Road, P.W.D quarters, Ananda Rao Circle, Gandhi Nagara, Bangalore-09 ...PETITIONERS AND: THE DIRECTOR,

Department of Health and Family Welfare, Government of Kamataka, Ananda Rao Circle, Bangalore-09 ....RESPONDENT WHEREAS, the petitioners above named have filed the above petition against the respondent under section-372 of the Indian Succession Act for grant of succession Certificate to succeed to the estate/death cum service benefits and emoluments of deceased Venkatesha Raj Urs, who died on 16-04-2012 leaving behind them as their Class-I Legal heirs.

WHEREAS, if any person/s having any interest in the above case may appear in person or through their counsel and can file their objections/ s in the above case on 28-1-2013 by 11-00 A.M before City Civil Court Hall No.3, Bangalore, failing which the abovematter will be heard and disposed off in according wiht law. SCHEDULE

DCRG, earned leave salary, group insurance, family pension, KGID amount PF & GPF amount and other benefits of the deceased Venkatesha Raj Urs who was working in the Health Department under the respondent. Given udner my hand and seal of this court on this 7th day of January 2013.

BY ORDER OF THE COURT Sd/-Assistant Registrar City Civil Court, Bangalore. Name and Address of the Advocate Sri.B.G.Thammmaiah B.A. LL.B., Advocate No.172/A, 8th Main, 4th Block,

Rajajinagar, Bangalore-560010

///069/12,

21.12.2012

31.01.2013

///069/12,

21.12.2012

069/02-

/02, 069/03

/03

069/03

/04

No.B/Pub/40/T/AD/142(A)/12-13

09535789139-08861629679

25,000/-

SMS 9901698289 ( )

CHANGE OF NAME

I, Ranganna S/o Rajanna, residing at No.28, Dobighat, Banashankari II Stage, Bangalore-70, in my LIC Policy bearing No.615008907 my name is mentioned as “Narayana.R” it is a mistake, it should be changed as “Ranganna” vide affidavit dated 29. 12.2012 bef ore notar y T.K. Parvathi, Bangalore. 9902943751

FLATS/ SITES FOR SALE

FLATS onwards

Near NAGARBHAVI Ring Rd Rs.29.65 L

KENGERI Rs.25.54 L

J.P NAGAR, 8th Phase Rs.31.35 L

K.R PURAM Rs.29.70 L

YELAHANKA, Near BMS Inst of Tech. Rs.27.40 L

700 mts from HBR RING ROAD Rs.32.40 L

KANAKPURA ROAD Rs.34.86 L

5 Min from HAL Rs.32.17 L

UTTARAHALLI CIRCLE Rs.23.95 L

LAND OWNERS :

We are Looking out for Residential Properties above 2 Acres for Joint Venture Surrounding Bangalore. Call : 90080 11532

DS MAX 95350 67114

www.dsmaxproperties.com

CHANGE OF NAME

I, Shailajabai Vishnu Hegde have changed my name to Shailaja Bhat vide affidavit dated: 17/01/2013 before Notary G.N. Venkataravanappa, Bangalore.

TRACTOR FOR SALE

1. TAFE1035DI WITH REG.NO-KA29TA5474, YOM 2011)

2. M_ARJ605DI WITH CHASIS & ENG. NO-NPAUB112 ( YOM 2011)

3. TAFE1035_J WITH REG.NO- KA23TB4720,( YOM 2011)

4. M_ARJ_605 WITH REG.NO- KA27TA8893 ( YOM 2011)

5 M_ARJ_605 WITH REG.NO- KA07TA992 ( YOM 2010)

6. P_SW_735 WITH REG.NO- KA36T7902 ( YOM 2003)

7. M_BHU_575 WITH REG.NO- KA16T9660,(YOM 2012)

UNDER HYPOTHECATION WITH,

M/S KOTAK MAHINDRA BANK LTD

IS UNDER SALE IN ITS

“AS IS WHERE CONDITION IS”.

INTERESTED PARTIES CAN GIVE THEIR QUOTATIONS WITHIN 10 DAYS AT BRANCH ADDRESS:

D.NO.58&59, SREE COMPLEX

B.H.S.C. T-BLOCK, IInd FLOOR BANASHANKARI,

3RD STAGE, BANGALORE. OR

Contact : Mr. Ravi kumar or Praveen

Kotak Mahindra Bank Ltd.

Phone No. 9620152429 or 9986106520

TOYOTO VIDEOCAN EXEL

7600 12600 ITI

9902660015/9060557725

CHANGE OF NAME

I, Sunil Kumar Yati have changed my name to Sanil Yatti vide affidavit dated: 15/01/2013 before Notary A.R. Muneer Ahmed, Bangalore.

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